UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):  ☒Form 10-K   ☐ Form 20-F   ☐ Form 11-K     ☐ Form 10-Q    ☐ Form 10-D   ☐ Form N-SAR         ☐  Form N-CSR

For Period Ended:

☐   Transition Report on Form 10-K

☐   Transition Report on Form 20-F

☐   Transition Report on Form 11-K

☐   Transition Report on Form 10-Q

☐   Transition Report on Form N-SAR

For the Transition Period Ended: ________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Reading International, Inc.
Full Name of Registrant

Not Applicable
Former Name if Applicable

6100 Center Drive, Suite 900
Address of Principal Executive Office (Street and Number)

Los Angeles, CA 90045
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form  20-F, Form 11-K, Form N-SAR or Form  N-CSR, or portion thereof, will be filed  on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the  prescribed due date; and

☐	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III-- NARRATIVE

State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period.

Reading International, Inc. (the “Company”) is unable to file its Annual Report on Form 10-K for the year ended December 31, 2015 (the “2015 Form 10-K”) by the March 15, 2016 deadline without unreasonable expense or effort because management of the Company is still evaluating the appropriate accounting treatment for certain complex income tax matters for the year ended December 31, 2015 and December 31, 2014.

Management will assess the effect of these accounting matters on the Company’s internal control over financial reporting and its disclosure controls and procedures.  The Company expects that the 2015 Form 10-K will be filed with the U.S. Securities and Exchange Commission within the fifteen calendar day period set forth in Rule 12b-25(b) under the Securities Exchange Act of 1934, as amended.

PART IV -- OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification

Devasis Ghose, Chief Financial Officer	(213)	235-2235
(Name)	(Area Code)	(Telephone Number)

(2)  Have all other periodic  reports  required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter  period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).[X] Yes  [_] No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[  ] Yes  [X] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Reading International, Inc.
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date	March 15, 2016	By	/s/ Devasis Ghose
		Name:	Devasis Ghose
		Title:	Chief Financial Officer